

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Jill E. York
Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

Re: **MB Financial, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-36599

Dear Ms. York:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant